Exhibit 99.1

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ARIS MINING ANNOUNCES MAJOR DEVELOPMENTS AT SOTO NORTE

ESIA preparation complete and community engagement to be launched;
recent government actions remove key regulatory constraints

Vancouver, Canada, September 30, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE: ARIS) has completed the preparation of the Environmental and Social Impact Assessment (ESIA) for the Soto Norte gold-copper project in Santander, Colombia (the Project) and will commence community engagement ahead of submission of the ESIA and environmental license application.

Community meetings are scheduled to take place in Matanza, Suratá and California in October. During this process, the Company will present the ESIA, receive community feedback and consider relevant suggestions before finalizing the ESIA for submission as part of the environmental licensing process.

Neil Woodyer, Chair and CEO, commented: “Soto Norte is one of the most attractive high-grade, long-life underground gold projects in the Americas, with copper by-products providing additional strategic value. The redesigned Soto Norte combines reduced scale and stronger economics with dedicated mill capacity for local miners.

With preparation of the ESIA for community engagement complete, the technical mine plan approved by the National Mining Agency (ANM), and community engagement to be launched, Soto Norte is ready to advance toward environmental licensing. Following receipt of the environmental license, we will be in a position to make a construction decision for the Project.

In the final months of the previous administration, several measures were introduced that restricted new mining authorizations and environmental licensing in areas relevant to Soto Norte, creating uncertainty around the Project’s regulatory path. Since the change in administration, the La Baja permanent reserve has been revoked, the expiry of the Temporary Reserve Area has reverted to its original date of March 4, 2027, which is well aligned with our expected project timeline, while the Santurbán Páramo delimitation process will continue under applicable constitutional, legal, technical, environmental and participatory requirements.

A central feature of Soto Norte is our partnership approach with local miners. By providing local miners with access to modern processing infrastructure and responsible tailings and water management, we believe Soto Norte can support formal employment and economic opportunities while reducing the environmental impacts associated with informal processing. This approach builds on the responsible mining model we have successfully implemented with local small-scale miners at Segovia and Marmato.”

Soto Norte – A Redesigned Development Strategy1

●	High-grade mineral reserves: 4.6 million ounces of gold at an average grade of 7.0 g/t Au. See Table 1.

●	Long-life production profile: Initial 22-year mine life based on proven and probable mineral reserves.

●	Mill capacity: 3,500 tonnes per day (tpd), including 750 tpd dedicated to processing material from local miners. This approach builds on Aris Mining’s successful partnership model at Segovia and Marmato, where the Company has formalized over 3,550 miners.

1 See technical report entitled “NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project, Santander, Colombia” dated September 3, 2025 with an effective date of August 18, 2025.

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●	No cyanide or mercury: The processing facility will not use cyanide or mercury as the plant’s flow sheet is designed to produce concentrates rather than doré.

●	Concentrate production: Estimated life-of-mine concentrates containing approximately 4.3 million ounces of gold, 18.8 million ounces of silver and 84 million pounds of copper, excluding any additional concentrate production from material purchased from local miners.

●	Gold production: Approximately 203,000 ounces per year on average from Soto Norte owner-mined ore over years 1 to 21, including approximately 263,000 ounces per year during years 2 to 10, plus potential additional Aris Mining-attributable gold production from material purchased from local miners.

●	Economic and employment benefits: Soto Norte is expected to generate approximately 2,300 jobs during construction and 675 jobs during operations, supporting an estimated 15,000 direct and indirect jobs in a district with a population of approximately 40,000. The Project is also expected to create significant socioeconomic opportunities and generate an estimated US$2.6 billion in income taxes and US$393 million in royalty payments to the Colombian government, based on the 2025 Prefeasibility Study base case gold price assumption of US$2,600 per ounce. These amounts are expected to be substantially higher at current gold prices.

ESIA Community Engagement Process To Commence

Having completed preparation of the ESIA, Aris Mining will commence community engagement across the three municipalities in the Project’s area of influence. The ESIA evaluates the Project’s potential environmental and social impacts and sets out measures to prevent, mitigate, manage, and monitor those impacts as part of the environmental licensing process.

The engagement process will follow Colombia’s regulatory framework for mining environmental studies, including the public participation principles of the Escazú Agreement, and reflects prior and ongoing engagement with local stakeholders.

Following the engagement process, the Company expects to incorporate relevant feedback, as appropriate, before submitting the final ESIA as part of the environmental licensing process.

Aris Mining will continue to engage openly with local communities throughout the environmental licensing process and, subject to receiving the required approvals, during project development and operations.

Programa de Trabajos y Obras (PTO) Provides Technical Foundation

On July 29, 2026, the ANM approved the modification to the PTO for Soto Norte in respect of mining concession 0095-68, where the deposit is located.

The PTO is the formal technical mine plan reviewed by the ANM and sets out the basis for how the mineral deposit is proposed to be developed, including the mine design, production plan, supporting technical studies and closure considerations. In approving the plan, the ANM reviewed Soto Norte’s geology, mineral resources and reserves, mine design and production plan.

The PTO approval is separate from both the environmental licensing process and the extension of the mining concession term. Construction and mining activities contemplated by the approved PTO may not commence until the required environmental license has been obtained.

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Community Relationships and Local Miner Partnerships

Aris Mining has established constructive relationships with communities in Soto Norte’s area of influence, including mayors and other municipal leaders, community representatives, and local miners. These relationships support open dialogue, inform communities about the Project and help the Company understand local priorities.

Through this engagement, the Company has identified the environmental impacts of unregulated mineral processing as a key community concern.

The ESIA reflects this engagement and was developed with input from local stakeholders to help identify, manage and mitigate impacts that are important to them.

Aris Mining’s partnership model also provides local miners with a pathway into the formal mining sector and access to industrial-scale processing, helping reduce unauthorized mining and the environmental impacts associated with unregulated processing.

Recent Environmental Regulatory Developments

On March 3, 2025, Colombia’s Ministry of Environment and Sustainable Development issued Resolution 0221, establishing a temporary reserve area over approximately 75,345 hectares in Santander (the Temporary Reserve Area) and restricting new mining authorizations and environmental licenses within the area, including areas relevant to the Soto Norte Project.

On August 4, 2026, the Ministry issued Resolution 0970 (the Temporary Reserve Extension), modifying the Temporary Reserve Area and extending its term from March 4, 2027 to March 4, 2029.

On August 6, 2026, the Ministry issued Resolution 0992, establishing a progressive delimitation of the Santurbán-Berlín Páramo jurisdiction (the 2026 Páramo Partial Delimitation) and partially replacing the prior 2014 delimitation for the areas included in the new delimitation. The 2026 Páramo Partial Delimitation formed part of the environmental regulatory framework applicable in the broader Soto Norte region.

Also on August 6, 2026, the Ministry issued Resolution 0994, establishing a permanent natural resources reserve over approximately 1,499 hectares in the municipality of California, Santander (the La Baja Reserve). The La Baja Reserve imposed restrictions on new mining authorizations and environmental licenses within the reserve area, including areas relevant to the Soto Norte Project.

On August 7, 2026, a new national administration took office in Colombia following the presidential inauguration.

On August 13, 2026, the Ministry issued Resolution 1037, revoking the La Baja Reserve in its entirety and thereby removing the restrictions associated with that reserve.

On September 28, 2026, the Ministry issued Resolution 1277, revoking the Temporary Reserve Extension. As a result, the Temporary Reserve Area continues under its prior terms, including its original expiry on March 4, 2027.

Also on September 28, 2026, the Ministry issued Resolution 1278, revoking the 2026 Páramo Partial Delimitation in its entirety. The Ministry identified procedural and legal issues with the progressive delimitation process and directed that work continue toward a new delimitation that satisfies applicable constitutional, legal, technical, environmental and participatory requirements. Accordingly, the existing Páramo protection framework remains in effect. The Soto Norte Project is located outside the Santurbán Páramo and its buffer zone.

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Technical Disclosure

Table 1 - Soto Norte Project mineral reserves effective August 18, 20252

Classification	Tonnes (Mt)	Gold grade (g/t)	Silver grade (g/t)	Copper grade (%)	Contained gold (Moz)	Contained silver (Moz)	Contained copper (Mlb)
Proven	2.6	8.78	37.1	0.25	0.7	3.0	14.2
Probable	17.7	6.72	31.4	0.19	3.8	17.9	75.0
Proven + Probable	20.3	7.00	32.1	0.20	4.6	20.9	89.2

Notes:

●     Totals may not add due to rounding.

●     A gold price of US$2,200 per ounce was used for the mineral reserve estimate.

●     The mineral reserve estimate was constrained within mineable optimizer shapes and utilized a cut-off grade of 2.0 g/t Au.

●     Other than as disclosed in the Technical Report, there are no known mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the mineral reserve estimate or the potential development of the mineral reserves.

Table 2 - Soto Norte Project mineral resources effective August 18, 20252

Classification	Tonnes (Mt)	Gold grade (g/t)	Silver grade (g/t)	Copper grade (%)	Contained gold (Moz)	Contained silver (Moz)	Contained copper (Mlb)
Measured	3.8	7.99	36.8	0.25	1.0	4.6	21.4
Indicated	35.2	5.29	27.3	0.18	6.0	30.9	137.8
Measured + Indicated	39.0	5.55	28.2	0.19	7.0	35.5	159.2
Inferred	25.1	4.81	24.6	0.13	3.9	19.9	74.5

Notes:

●     Totals may not add due to rounding.

●     Mineral resources are inclusive of mineral reserves.

●     Mineral resources are not mineral reserves and have no demonstrated economic viability.

●     A gold price of $2,600 per ounce was used for the mineral resource estimate.

●     The mineral resource estimate utilized a gold cut-off grade of 1.6 g/t.

●     The mineral resource estimate was constrained within mineable optimizer shapes generated at a cut-off grade of 1.6 g/t Au and using a 3.8 m minimum mining width, and is inclusive of material below 1.6 g/t Au in the shapes.

●     There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors or risks that could materially affect the mineral resource estimate or the development of mineral resources.

About Aris Mining

Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ARIS.

The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to approximately 500,000 ounces3, driven by the ramp-up at Segovia following the installation of the second mill which was completed in June 2025, and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026.

2 See technical report entitled “NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project, Santander, Colombia” dated September 3, 2025 with an effective date of August 18, 2025.

3 Reflects expected steady-state annual gold production of approximately 300 thousand ounces (koz) at Segovia and 200 koz at Marmato following completion and ramp-up of the respective expansion projects. For more information, please refer to the Company’s news releases dated June 30, 2025 regarding the Segovia expansion and March 12, 2025 regarding the Marmato expansion.

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Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production4. Key projects include the high-grade Soto Norte gold project in Colombia, where preparation of the Environmental and Social Impact Assessment (ESIA) has been completed and community engagement will commence, and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress and a construction decision is expected in early 2027.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains "forward-looking information" or “forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to estimated timing of the community meetings, timing of a construction decision for Soto Norte, the redesigned development strategy, the Company’s ability to deliver on its 2026 objectives, updates and timing for completion, first gold pour and ramp-up at the Marmato CIP plant, the Soto Norte community engagement process, including the receipt and consideration of community feedback and the finalization of the ESIA, mineral reserve and mineral resource estimates, the timing and outcome of the Santurban Paramo delimitation process, the Company’s longer-term growth outlook, the timeline for a Prefeasibility Study and construction decision for the Toroparu Project, the expected economic, socioeconomic and community benefits resulting from the Soto Norte project, the timeline and process for submitting the Soto Norte environmental license application, the objective of reaching 1 million ounces of gold production, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 11, 2026 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

4 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235 koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits and to formal construction decisions by the Company, in each case for both Soto Norte and Toroparu.

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Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company discloses in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.